

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

G. Patrich Simpkins
Chief Financial Officer
Green Plains Inc.
1811 Aksarben Drive
Omaha, Nebraska 68106

Re: **Green Plains Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No: 001-32924

Dear Mr. Simpkins:

We have reviewed your August 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Results of Operations
Ethanol Production Segment, page 45

1. We acknowledge your proposed disclosure revisions provided in response to comment 1 addressing key factors driving period-to-period changes in reported revenues. However, your response does not address key factors driving period-to-period changes in your operating income and associated margins. In this regard, your disclosure on page 45 indicates that operating income in your Ethanol production segment increased $101.6 million in 2021 compared with 2020 primarily due to "improved margins" offset by the write-off of goodwill during fiscal year 2020. Please provide us with proposed disclosure to be included in future filings that quantifies and explains the key factors driving period-to-period changes in your margins and their associated impact on operating income. As part of your proposed disclosure revisions, address the impact on your margins of commodity price risk management activities for each period presented, including the

impact of successful risk management activities that lock-in margins and unsuccessful risk management activities that result in mismatches.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426, if you have questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences